December 22, 2016

United States Securities and Exchange Commission

Filing Desk

450 5th NW

Washington, DC 20549

In re:      Fidelity Bond

Dear Sir or Madam:

Pursuant to Rule 17g-1(g)(1), enclosed with this letter is a copy of the Fidelity Bond, Bond No. MCN770337/01/2015 extension endorsement effective as of November 1, 2016.

The aggregate assets at September 30, 2016, were approximately $530,400,000. The Rule requires a minimum bond of $1,000,000 of coverage for assets between $750,000,000 to $1,000,000,000 and a minimum bond of $1,250,000 of coverage for assets between $1,000,000,000 and $1,500,000,000.

The current bond is in the amount of $1,250,000 of coverage. The bond has been extended to January 1, 2017 to cover the winding up period of OneAmerica Funds, Inc.  The additional premium is $526.

At a meeting of the board of directors of the Fund held on November 18, 2016, the attached certified resolution was presented, considered and approved by not only a majority of the non-interested directors, but all of the directors.

Should you have any questions about this filing, please contact me.  I may be reached by telephone at (317) 285-1213, by e-mail at Stephen.Due@oneamerica.com and by mail at the address below.

Sincerely,

/s/Stephen L. Due

Stephen L. Due
Secretary & Chief Compliance Officer
OneAmerica Funds, Inc.

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to October, 1987

Bond No. MCN770337/01/2015

AXIS Insurance Company

(Herein called Underwriter)

DECLARATIONS

Item 1. Name of Insured (herein called Insured):	OneAmerica Funds, Inc.
Principal Address:	One American Square
Indianapolis, IN 46282

Item 2.   Bond Period: from 12:01 a.m. on November 1, 2015 to 12:01 a.m. on November 1, 2016

                                                                     (MONTH, DAY, YEAR)                 (MONTH, DAY, YEAR)

standard time.

Item 3.   The Aggregate Liability of the Underwriter during the Bond Period shall be $N/A

Item 4.   Subject to Sections 4 and 11 hereof,

the Single Loss Limit of Liability is $1,250,000

and the Single Loss Deductible is $5,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert “Not Covered.”)

	Single Loss	Single Loss
Amount applicable to:	Limit of Liability	Deductible
Insuring Agreement (A) – FIDELITY	$1,250,000	$0
Insuring Agreement (B) – ON PREMISES	$1,250,000	$5,000
Insuring Agreement (C) – IN TRANSIT	$1,250,000	$5,000
Insuring Agreement (D) – FORGERY OR ALTERATION	$1,250,000	$5,000
Insuring Agreement (E) – SECURITIES	$1,250,000	$5,000
Insuring Agreement (F) – COUNTERFEIT CURRENCY	$1,250,000	$5,000

Optional Insuring Agreements and Coverages:
• Computer Systems Fraud	$1,250,000	$5,000
• Uncollectible Items of Deposit	$25,000	$5,000
• Unauthorized Signatures	$25,000	$5,000
• Audit Expense	$25,000	$5,000
• Stop Payment Liability	$25,000	$5,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

TSB 5062b

Item 5.   The liability of the Underwriter is subject to the terms of the following riders attached hereto:

Riders:

1.     ERISA Rider – (SR 6145b)

2.     Amend Insuring Agreement F to include Counterfeit Money of any country Rider – (FI 1016 08 14)

3.     Notification of Cancellation to the SEC Rider – (SR 5834c)

4.     Computer Systems Fraud Rider – (SR6196)

5.     Uncollectible Items of Deposit Rider – (manuscript)

6.     Unauthorized Signatures Rider – (manuscript)

7.     Audit Expense Rider – (FI 1003 08 14)

8.     Stop Payment Liability Rider – (manuscript)

9.     Central Handling of Securities Rider – (SR 5967e)

10.       Amend Fidelity Insuring Agreement (A) to include “Larceny or Embezzlement” – Add to the Definition Section 1 (t) Larceny and Embezzlement as it applies to acts set forth in Section 37 of the1940 Act Rider – (manuscript)

11.       Amend Definition of Employee (Section 1 e) Rider – (manuscript)

12.       Securities and Exchange Commission Notification Rider – (FI 1020-14 08 14)

13.       Amend Change of Control – Notice (Section C) Rider – (manuscript)

14.       Destruction of Data by Virus Rider – (FI 1006 08 14)

15.       Destruction of Data by Hacker Rider – (FI 1005 08 14)

16.       Application Endorsement – (MU 1032 02/2003)

16.       Protected Information Exclusion Rider– (FI1026 08 14)

Item 6.   The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) MCN770337/01/2014 such termination or cancelation to be effective as of the time this bond becomes effective.

December 1, 2015
Authorized Representative	Date

IN WITNESS WHEREOF, the Company has caused the facsimile signatures of its President and secretary to be affixed hereto, and has caused this policy to be signed on the Declarations Page by an authorized representative of the Company.

AXIS Insurance Company

Gregory W. Springer	Andrew Weissert
President	Secretary

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)       Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)         to cause the Insured to sustain such loss; and

(b)         to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B)  (1)          Loss of Property resulting directly from

(a)         robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)         theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured, while the Property is lodged or deposited within offices or premises located anywhere.

(2)         Loss of or damage to

(a)         furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)         such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.

provided that

(i)             the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii)          the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)         a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)         a Transportation Company and being transported in an armored motor vehicle, or

(c)          a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i)             records, whether recorded in writing or electronically, and

(ii)          Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii)       Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D)       Loss resulting directly from

(1)         Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

(2)         transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E)        Loss resulting directly from the insured having, in good faith, for its own account or for the account of others

(1)         acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

(a)         Certificated Security,

(b)         deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)          Evidence of Debt,

(d)         Instruction to a Federal Reserve Bank of the United States, or

(e)          Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

(i)             bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)          is altered, or

(iii)       is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F)         Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A.            Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B.            If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a)         has occurred or will occur in offices or premises, or

(b)         has been caused or will be caused by an employee or employees of such institution, or

(c)          has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i)             give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii)          obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii)       upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL—NOTICE

C.            When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D.            The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E.             If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F.              The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a)         Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b)         Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c)          Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)         represented by an instrument issued in bearer or registered form;

(2)         of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)         either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d)         Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e)          Employee means

(1)         a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2)         an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3)         a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

(4)         an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5)         each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

(6)         a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f)           Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(g)          Financial Interest in the Insured of the Insured’s general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1)         as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a)         the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b)         the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set off against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2)         as respects limited partners the value of such limited partner’s (’) investment in the Insured.

(h)         Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

(i)             Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j)            Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k)         Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l)             Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m)     Negotiable Instrument means any writing

(1)         signed by the maker or drawer; and

(2)         containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)         is payable on demand or at a definite time; and

(4)         is payable to order or bearer.

(n)         Partner means a natural person who

(1)         is a general partner of the Insured, or

(2)         is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

(o)         Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

(p)         Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1)         a description of the Issue of which the Uncertificated Security is a part;

(2)         the number of shares or units:

(a)         transferred to the registered owner;

(b)         pledged by the registered owner to the registered pledgee;

(c)          released from pledge by the registered pledgee;

(d)         registered in the name of the registered owner on the date of the statement; or

(e)          subject to pledge on the date of the statement;

(3)         the name and address of the registered owner and registered pledgee;

(4)         a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)         the date:

(a)         the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b)         the pledge of the registered pledgee was registered, or

(c)          of the statement, if it is a periodic or annual statement.

(q)         Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r)            Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)         not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)         of a type commonly dealt in on securities exchanges or markets; and

(3)         either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s)           Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a)         loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b)         loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c)          loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(f)           loss resulting from any violation by the Insured or by any Employee

(1)         of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)         of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g)          loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h)         loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i)             loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j)            damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k)         loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1)         in obtaining credit or funds, or

(2)         in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)         in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l)             loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m)     loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)         to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)         to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

(n)         loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o)         loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p)         loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q)         loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B) (2);

(r)            loss of Property while

(1)         in the mail, or

(2)         in the custody of any Transportation Company, unless covered under Insuring Agreement (C), except when covered under Insuring Agreement (A);

(s)           potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t)            damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u)         all fees, costs and expenses incurred by the Insured

(1)         in establishing the existence of or amount of loss covered under this bond, or

(2)         as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v)         indirect or consequential loss of any nature;

(w)       loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x)         loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y)         loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z)          loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa)  loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)         The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)         The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c)  of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from

(a)         any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)         any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)          all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)         any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS
AGAINST UNDERWRITER

Section 5.

(a)         At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)         Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)          Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)         Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)          If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)           This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

ASSIGNMENT— SUBROGATION— RECOVERY— COOPERATION

Section 7.

(a)         In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)         In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c)          Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)         Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

(1)         submit to examination by the Underwriter and subscribe to the same under oath; and

(2)         produce for the Underwriter’s examination all pertinent records; and

(3)         cooperate with the Underwriter in all matters pertaining to the loss.

(e)          The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

Rider No. 1

Effective date of this rider: 12:01 a.m. on November 1, 2015

To be attached to and form part of Bond Number: MCN770337/01/2015

Issued to: OneAmerica Funds, Inc.

By: AXIS Insurance Company

It is agreed that:

1.     “Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

2.     If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3.     In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4.     If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

5.     The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

6.     Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

7.     This rider is effective as of 12:01 a.m. on November 1, 2015.

Accepted:

ERISA RIDER

TO COMPLY WITH BONDING REGULATIONS MADE APPLICABLE TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974.

NOTE: This rider should not be used for any insured exempted from the bonding provisions of the Act.

REVISED TO JUNE, 1990.

All other provisions of the bond remain unchanged.

Authorized Representative

December 1, 2015
Date

SR 6145b

1

	This rider is effective on the effective		☐ Additional
	date of the bond unless a different		☐ Return
Rider No.	date is set forth below.	Bond No.	Premium
2	12:01 a.m. on November 1, 2015	MCN770337/01/2015	N/A

AMEND COUNTERFEIT MONEY OR CURRENCY

INSURING AGREEMENT RIDER

It is agreed that Insuring Agreement (F) is replaced with the following:

(F)         Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada, or any other country.

All other provisions of the bond remain unchanged.

Authorized Representative

December 1, 2015
Date

Includes copyright material of The Surety & Fidelity Association of America

FI 1016 (07 15)

1

Rider No. 3

Effective date of this rider: 12:01 a.m. on November 1, 2015

To be attached to and form part of Bond Number: MCN770337/01/2015

Issued to: OneAmerica Funds, Inc.

By: AXIS Insurance Company

It is agreed that:

1.     The attached bond shall not be canceled, as provided in parts (a) and (b) of Section 12. or modified by rider except after written notice shall have been given by the acting party to the affected party, and to the Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the effective date of such cancelation or modification.

2.     This rider shall become effective when the bond becomes effective November 1, 2015.

Accepted:

S.E.C.—SOLE INSURED CANCELATION CLAUSE RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FROM NO. 14, WHEN ISSUED TO A REGISTERED MANAGEMENT INVESTMENT COMPANY COVERED AS A SOLE INSURED, TO COMPLY WITH THE RULES OF THE SECURITIES AND EXCHANGE COMMISSION.

REVISED TO OCTOBER, 1987

All other provisions of the bond remain unchanged.

Authorized Representative

December 1, 2015
Date

SR 5834c

1

Rider No. 4

Effective date of this rider: 12:01 a.m. on November 1, 2015

To be attached to and form part of Bond Number: MCN770337/01/2015

Issued to: OneAmerica Funds, Inc.

By: AXIS Insurance Company

It is agreed that:

1.     The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1)   entry of Electronic Data or Computer Program into, or

(2)   change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

(i)    Property to be transferred, paid or delivered,

(ii)   an account of the Insured, or of its customer to be added, deleted, debited or credited, or

(iii)  an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry of change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2.     In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A)       Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B)       Computer System means

(1)   computers with related peripheral components, including storage components wherever located,

(2)   systems and applications software,

(3)   terminal devices, and

(4)   related communications networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C)       Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

Accepted:

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25

ADOPTED DECEMBER, 1993 SR 6196

EXCLUSIONS

(A)       loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract:

(B)       loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C)  loss resulting directly or indirectly from

(1)         mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2)   failure or breakdown of electronic data processing media, or

(3)   error omission in programming or processing;

(D)       loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;

(E)   loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Liability.

3.     The exclusion below, found in financial institution bonds forms 14, and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);”

4.     This rider shall become effective as of 12:01 a.m. on November 1, 2015.

All other provisions of the bond remain unchanged.

Authorized Representative

December 1, 2015
Date

Rider No. 5

Effective date of this rider: 12:01 a.m. on November 1, 2015

To be attached to and form part of Bond Number: MCN770337/01/2015

Issued to: OneAmerica Funds, Inc.

By: AXIS Insurance Company

MANUSCRIPT RIDER

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

It is agreed that:

I.     The INSURING AGREEMENTS are amended by the addition of the following:

UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the crediting of an account of a customer, shareholder or subscriber of an Insured on the faith of any item of deposit which proves to be uncollectible, provided that:

a.              the item was held for a minimum of five (5) days before any redemption, withdrawal, dividend payment or share issuance occurs with respect to that Item of Deposit; and

b.              there was a redemption, withdrawal, dividend payment or share issuance with respect to that Item of Deposit.

Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed.

As used in this Insuring Agreement, Item(s) of Deposit means any one or more checks and drafts drawn upon a financial institution in the United States of America.

II.           The applicable Single Loss Limit of Liability and Single Loss Deductible for Uncollectible Items of Deposit is as set forth in Item 4. of the Declarations.

All other provisions of the bond remain unchanged.

Authorized Representative

December 1, 2015
Date

Includes copyright material of The Surety Association of America

1

Rider No. 6

Effective date of this rider: 12:01 a.m. on November 1, 2015

To be attached to and form part of Bond Number: MCN770337/01/2015

Issued to: OneAmerica Funds, Inc.

By: AXIS Insurance Company

MANUSCRIPT RIDER

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

It is agreed that:

I.     The INSURING AGREEMENTS are amended by the addition of the following:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having in good faith and in the ordinary course of business accepted from, paid to, or cashed for a person present on the premises of the Insured, any check withdrawal order, or draft, made or drawn on a customer’s account, which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured’s right of recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account; and the Insured must maintain written instructions outlining the acceptance.

II.           The applicable Single Loss Limit of Liability and Single Loss Deductible for Unauthorized Signatures is as set forth in Item 4. of the Declarations.

All other provisions of the bond remain unchanged.

Authorized Representative

December 1, 2015
Date

Includes copyright material of The Surety Association of America

1

	This rider is effective on the effective		☐ Additional
	date of the bond unless a different		☐ Return
Rider No.	date is set forth below.	Bond No.	Premium
7	12:01 a.m. on November 1, 2015	MCN770337/01/2015	N/A

AUDIT EXPENSE INSURING AGREEMENT RIDER

It is agreed that:

I.                The INSURING AGREEMENTS are amended by the addition of the following:

AUDIT EXPENSE

Reasonable expenses incurred by the Insured for that part of the cost of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss under Insuring Agreement (A) FIDELITY.

II.           The applicable Single Loss Limit of Liability and Single Loss Deductible for the Audit Expense Insuring Agreement are as set forth in the Declarations. Such limit shall be part of, and not in addition to, the Single Loss Limit of Liability for Insuring Agreement (A) FIDELITY set forth in the Declarations.

III.      Paragraph (1) of Exclusion (u) shall not apply to the Audit Expense Insuring Agreement.

All other provisions of the bond remain unchanged.

Authorized Representative

December 11, 2014
Date

Includes copyright material of The Surety & Fidelity Association of America

FI 1003 (08 14)

1

Rider No. 8

Effective date of this rider: 12:01 a.m. on November 1, 2015

To be attached to and form part of Bond Number: MCN770337/01/2015

Issued to: OneAmerica Funds, Inc.

By: AXIS Insurance Company

MANUSCRIPT RIDER

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

It is agreed that:

I.     The INSURING AGREEMENTS are amended by the addition of the following:

STOP PAYMENT LIABILITY

Loss resulting directly from the Insured becoming obligated to pay by reason of the liability imposed upon the Insured by law for damages:

(1)         for having either complied with or failed to comply with any written notice of any depositor of the Insured or any authorized representative of such depositor to stop payment of any check or draft made or drawn by such depositor or any authorized representative of such depositor;

(2)         for having refused to pay any check or draft made or drawn by any depositor of the Insured or any authorized representative of such depositor.

II.           The applicable Single Loss Limit of Liability and Single Loss Deductible for Stop Payment Liability is as set forth in Item 4. of the Declarations.

All other provisions of the bond remain unchanged.

Authorized Representative

December 1, 2015
Date

Includes copyright material of The Surety Association of America

1

Rider No. 9

Effective date of this rider: 12:01 a.m. on November 1, 2015

To be attached to and form part of Bond Number: MCN770337/01/2015

Issued to: OneAmerica Funds, Inc.

By: AXIS Insurance Company

It is agreed that:

1.     Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured but only as respects coverage on Certificated Securities:

SCHEDULE

DEPOSITORY	LOCATION COVERED

All Depositories Used by the Insured

2.     Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Depository.

3.     The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

4.     If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in part 3. above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of loss payment by the Underwriter.

5.     This rider shall become effective as of 12:01 a.m. on November 1, 2015 standard time.

CENTRAL HANDLING OF SECURITIES

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 24 AND 25 TO SCHEDULE THE PREMISES OF DEPOSITORIES.

REVISED TO OCTOBER, 1987

All other provisions of the bond remain unchanged.

Authorized Representative

December 1, 2015
Date

SR 5967e

1

Rider No. 10

Effective date of this rider: 12:01 a.m. on November 1, 2015

To be attached to and form part of Bond Number: MCN770337/01/2015

Issued to: OneAmerica Funds, Inc.

By: AXIS Insurance Company

MANUSCRIPT RIDER

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

It is agreed that:

I.     The first paragraph of Insuring Agreement (A) FIDELITY is replaced with the following:

Loss resulting directly from dishonest or fraudulent acts, including Larceny or Embezzlement, committed by an Employee acting alone or in collusion with others.

II.           For the purposes of this bond, the terms Larceny and Embezzlement shall have the same meaning ascribed to such terms in Section 37. of The Investment Company Act of 1940.

All other provisions of the bond remain unchanged.

Authorized Representative

December 1, 2015
Date

Includes copyright material of The Surety Association of America

1

Rider No. 11

Effective date of this rider: 12:01 a.m. on November 1, 2015

To be attached to and form part of Bond Number: MCN770337/01/2015

Issued to: OneAmerica Funds, Inc.

By: AXIS Insurance Company

MANUSCRIPT RIDER

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

It is agreed that Definition (e) Employee is amended by the addition of the following:

(7)         any officer, partner or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting record-keeper, or an administrator authorized by written agreement to keep financial and/or other required records, for an investment company named as Insured while performing acts coming within the scope of the usual duties of an officer or employee of any investment company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such investment company, provided that only employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an investment company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such investment company, and which is not a bank, shall be included within the definition of Employee.

All other provisions of the bond remain unchanged.

Authorized Representative

December 1, 2015
Date

Includes copyright material of The Surety Association of America

1

Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
12	12:01 a.m. on November 1, 2015	MCN770337/01/2015	N/A

SECURITIES AND EXCHANGE COMMISSION

NOTIFICATION RIDER

It is agreed that:

I.                In the event that this bond is cancelled, terminated, or Substantially Modified, the Underwriter agrees to use its best efforts to notify the Securities and Exchange Commission (“SEC”) within sixty (60) days following such cancellation, termination, or modification, whether such cancellation, termination, or modification is at the request of the Insured or the Underwriter. Failure on the part of the Underwriter to provide such notice shall not impair or delay the effectiveness of such cancellation, termination, or modification, nor shall the Underwriter be held liable in any way for such failure.

II.           For the purposes of this rider, Substantially Modified means a change in the type or amount of fidelity bond coverage, or a change in the exclusions of this bond, or any change in the bond such that it no longer meets the requirements of the applicable SEC laws and regulations.

All other provisions of the bond remain unchanged.

Authorized Representative

December 1, 2015
Date

Includes copyright material of The Surety & Fidelity Association of America

FI 1020-14 (08 14)

1

Rider No. 13

Effective date of this rider: 12:01 a.m. on November 1, 2015

To be attached to and form part of Bond Number: MCN770337/01/2015

Issued to: OneAmerica Funds, Inc.

By: AXIS Insurance Company

MANUSCRIPT RIDER

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

It is agreed that the first two paragraphs of Section C. CHANGE OF CONTROL - NOTICE of the GENERAL AGREEMENTS are replaced with the following:

When the Insured learns of a change in control, it shall give written notice to the Underwriter as soon as practicable, but in no event later than six (60) days, after such change in control has occurred. Such notice shall contain the names of the transferors and the transferees (or the names of the beneficial owners if the voting securities are requested in another name), the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and the total number of outstanding voting securities.

As used in this General Agreement, control shall have the meaning set forth in Section 2(a)(9) of the Investment Company Act of 1940, and means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. A change in control, for the purposes of giving the required notice, means a change in ownership of voting securities of a company which results in direct or indirect ownership by a securities holder or an affiliated group of securities holders of more than twenty-five percent (25%) of such voting securities.

All other provisions of the bond remain unchanged.

Authorized Representative

December 1, 2015
Date

Includes copyright material of The Surety Association of America

1

Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
14	12:01 a.m. on November 1, 2015	MCN770337/01/2015	N/A

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

INSURING AGREEMENT RIDER

It is agreed that:

I.     The INSURING AGREEMENTS are amended by the addition of the following:

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants, or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

II.           The applicable Single Loss Limit of Liability and Single Loss Deductible for the Destruction of Data or Programs by Virus Insuring Agreement are as set forth in the Declarations.

III.      Solely for purposes of the coverage provided by this rider, the section of the bond entitled Single Loss Defined is replaced with the following:

Single Loss Defined

Under the Destruction of Data or Programs by Virus Insuring Agreement, Single Loss means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate Single Loss.

All loss or series of losses involving fraudulent or destructive acts of one individual, or involving fraudulent or destructive acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

Includes copyright material of The Surety & Fidelity Association of America

FI 1006 (08 14)

1

A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

IV.  For the purposes of the coverage provided by this rider, the following Definitions shall apply:

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store, or send Electronic Data.

Computer System means:

(1)         computers with related peripheral components, including storage components wherever located;

(2)         systems and applications software;

(3)         terminal devices; and

(4)         related communication networks;

by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved, and which is operated by the Insured, whether owned or leased; or which is identified in the application for this bond.

Computer System does not include any such computers, systems, software, devices, or networks acquired by the Insured through merger with or acquisition of another entity, or acquisition of the assets of another entity, unless the Insured:

(a)         provides the Underwriter with written notice of such merger or acquisition prior to the proposed effective date of such transaction; and

(b)         obtains the written consent of the Underwriter to extend coverage under this bond to such computers, systems, software, devices, or networks; and

(c)   pays such additional premium as required by the Underwriter.

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks, or other bulk media.

All other provisions of the bond remain unchanged.

Authorized Representative

December 1, 2015
Date

2

Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
15	12:01 a.m. on November 1, 2015	MCN770337/01/2015	N/A

DESTRUCTION OF DATA OR PROGRAMS BY HACKER
INSURING AGREEMENT RIDER

It is agreed that:

I.                The INSURING AGREEMENTS are amended by the addition of the following:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants, or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

II.                     The applicable Single Loss Limit of Liability and Single Loss Deductible for the Destruction of Data or Programs by Hacker Insuring Agreement are as set forth in the Declarations.

III.                Solely for the purposes of the coverage provided by this rider, the section of the bond entitled Single Loss Defined is replaced with the following:

Single Loss Defined

Under the Destruction of Data or Programs by Hacker Insuring Agreement, Single Loss means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate Single Loss.

All loss or series of losses involving fraudulent or destructive acts of one individual, or involving fraudulent or destructive acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

Includes copyright material of The Surety & Fidelity Association of America

FI 1005 (08 14)

1

IV.                 For the purposes of the coverage provided by this rider, the following Definitions shall apply:

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store, or send Electronic Data.

Computer System means:

(1)         computers with related peripheral components, including storage components wherever located;

(2)   systems and applications software;

(3)   terminal devices; and

(4)   related communication networks;

by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved, and which is operated by the Insured, whether owned or leased; or which is identified in the application for this bond.

Computer System does not include any such computers, systems, software, devices, or networks acquired by the Insured through merger with or acquisition of another entity, or acquisition of the assets of another entity, unless the Insured:

(a)         provides the Underwriter with written notice of such merger or acquisition prior to the proposed effective date of such transaction; and

(b)         obtains the written consent of the Underwriter to extend coverage under this bond to such computers, systems, software, devices, or networks; and

(c)   pays such additional premium as required by the Underwriter.

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks, or other bulk media.

All other provisions of the bond remain unchanged.

Authorized Representative

December 1, 2015
Date

2

Rider No. 16

Effective date of this rider: 12:01 a.m. on November 1, 2015

To be attached to and form part of Bond Number: MCN770337/01/2015

Issued to: OneAmerica Funds, Inc.

By: AXIS Insurance Company

APPLICATION ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

In consideration of the premium charged, it is agreed by the Insurer and Insureds that the application or proposal dated September 17, 2015 and submitted to AXIS Insurance Company on AXIS Insurance Company SA 5870c (12/93) form shall be accepted by the Insurer as the Application for this Policy.

Any and all references to an Application or application in this Policy shall mean the application or proposal described above. The Insurer has relied upon all statements, warranties and other information and documents contained in or submitted with such other application or proposal as if they were submitted directly to Insurer using its own Application form.

All other provisions of the bond remain unchanged.

Authorized Representative

December 1, 2015
Date

MU 1032 (Ed. 2/2003)	Printed in USA

1

Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
17	12:01 a.m. on November 1, 2015	MCN770337/01/2015	N/A

PROTECTED INFORMATION EXCLUSION RIDER

(Fidelity Carveback)

It is agreed that this bond shall not apply to any loss resulting directly or indirectly from the: (i) theft, disappearance, or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

A.    confidential or non-public; or

B.    personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, agreement, or industry guideline or standard; provided that this shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of tangible Property of the Insured or tangible Property that the Insured is holding for a third party.

Theft of tangible Property does not include the use of confidential or non-public information or personal or personally identifiable information to enable the theft of or disclosure of information.

All other provisions of the bond remain unchanged.

Authorized Representative

December 1, 2015
Date

Includes copyright material of The Surety & Fidelity Association of America

FI 1026 (08 14)

1

Rider No.	Effective Date of Rider	Bond Number	Additional Premium
18	12:01 a.m. on November 1, 2016 If the above date is blank, then this rider is effective on the effective date of the bond.	MCN770337/01/2015	$526

AMEND BOND PERIOD RIDER

It is agreed that the Bond Period set forth on the Declarations is deleted and replaced with the following:

Bond Period:        from 12:01 a.m. on  November 1, 2015 to 12:01 a.m. on January 1, 2017

                                                                        (Month, Day Year)                                 (Month, Day, Year)

standard time.

All other provisions of the bond remain unchanged.

Authorized Representative

November 11, 2016
Date

Includes copyright material of The Surety Association of America

FI 1061 (11-16)

1

ONEAMERICA FUNDS, INC.

INDIANAPOLIS, INDIANA

CERTIFICATE OF RESOLUTION

FOR AFFIRMATION OF FIDELITY BOND

I, Stephen L. Due, do hereby certify that I am the duly elected and qualified Secretary and Chief Compliance Officer to the Board of Directors of OneAmerica Funds, Inc., a Maryland Corporation (the “Fund”), and further certify that the following resolution was adopted unanimously by the Board of Directors of the Fund at a meeting duly held on November 18, 2016, at which a quorum was at all times present and that such resolution has not been modified nor rescinded and is in full force and effect as of the date hereof.

RESOLVED, That after taking into consideration all relevant factors concerning the fidelity bond underwritten by Axis covering the assets of OneAmerica Funds, Inc., including the amount of the bond and the amount of the premium and having determined that the coverage is reasonable, said bond be, and it hereby is, affirmed as required by Rule 17g-1(d) of the Investment Company Act of 1940.

FURTHER RESOLVED, That the Secretary is hereby directed to file such filings related to the fidelity bond with the Securities and Exchange Commission as required by federal securities laws.

IN WITNESS WHEREOF, I have hereunto set my hand and the seal of OneAmerica Funds, Inc., as of this 22nd day of December 2016.

/s/ Stephen L. Due

Stephen L. Due
Secretary & Chief Compliance Officer
OneAmerica Funds, Inc.

{Seal}